		YES	ABSTAIN	NO
MP63	FUND
	Issue 1	1,711,255.880	6,612.225	17,511.097
	Issue 2	1,600,400.114	21,263.149	113,715.939

	Total Returned	1,735,379.202

	Total Outsanding	3,249,106.538

Percentages

	Issue 1	52.67%	0.20%	0.54%
	Issue 2	49.26%	0.65%	3.50%

	Total Returned	53.41%

Percentage of vote returned

	Issue 1	98.61%	0.38%	1.01%
	Issue 2	92.22%	1.23%	6.55%